

June 17, 2014

U.S. Mail
Mr. Alan M. Meckler
Chief Executive Officer
Mediabistro, Inc.
50 Washington Street, Suite 912
Norwalk, Connecticut 06854

> **Re: Mediabistro, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 12, 2014**
> **File No. 001-35998**

Dear Mr. Meckler:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K, Filed June 12, 2014

1. We note your statement in paragraph (a) that during the years ended December 31, 2013 and 2012 and through June 4, 2014, there have been no disagreements with Rothstein Kass. We also note your disclosure that Rothstein Kass notified your Board of Directors on June 11, 2014 of its decision to resign as your independent registered public accounting firm effective June 30, 2014, due to its pending acquisition by KPMG. It appears your disclosure should be revised to state whether there were any disagreements with your former accountant during the years ended December 31, 2013 and 2013 and through June 11, 2014, the date Rothstein Kass notified you of their resignation.

2. We note your disclosure in paragraph (a) that during the years ended December 31, 2013 and 2012 and through June 4, 2014 there have been no reportable events. Please revise your disclosure to state whether there have been any reportable events (as defined in Item

304(a)(1)(v) of Regulation S-K) during the two most recent fiscal years and through <u>June 11, 2014</u>, the date Rothstein Kass notified you of their resignation.

3. Please file an updated Exhibit 16 letter with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Lisa Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding our comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant